Exhibit 99.1

CONSTELLIUM SE 2023 ANNUAL GENERAL MEETING VOTING RESULTS

Total Shares Outstanding: 146,819,884

Total Shares Voted: 125,187,736

Total % of Shares Voted: 85.27%

PROPOSALS / RESOLUTIONS		TOTAL SHARES VOTED FOR	TOTAL SHARES VOTED AGAINST	ABSTENTIONS
Resolution 1	Re-appointment of Mr. Jean-Marc Germain as a director for a term of 3 yrs	124,831,367	315,467	40,902
Resolution 2	Re-appointment of Mr. Michiel Brandjes as a director for a term of 3 yrs	124,666,274	367,686	153,776
Resolution 3	Re-appointment of Mr. John Ormerod as a director for a term of 3 yrs	124,656,233	422,276	109,227
Resolution 4	Approval of the statutory financial statements and transactions for the financial year ended 31 December 2022	124,724,121	4,314	459,301
Resolution 5	Approval of the consolidated financial statements and transactions for the financial year ended 31 December 2022	124,723,591	4,209	459,936
Resolution 6	Discharge (quitus) of the directors, the Chief Executive Officer and the Statutory Auditors of the Company in respect of the performance of their duties for the financial year ended 31 December 2022	107,987,998	319,177	16,880,561
Resolution 7	Allocation of results of the Company for the financial year ended 31 December 2022	125,111,382	5,603	70,751
Resolution 8	Delegation of competence to the Board of Directors to increase the Company’s share capital by issuance of ordinary shares or other securities, with preferential subscription rights, up to 1,468,198.84 euros (representing 50% of the share capital), for a 26 month-period	124,616,411	511,177	60,148

Exhibit 99.1

PROPOSALS / RESOLUTIONS		TOTAL SHARES VOTED FOR	TOTAL SHARES VOTED AGAINST	ABSTENTIONS
Resolution 9	Delegation of competence to the Board of Directors to increase the Company’s share capital by issuance of ordinary shares or other securities, without preferential subscription rights, by way of a public offering other than within the meaning of article L. 411-2 1° of the French Monetary and Financial Code, up to 1,468,198.84 euros (representing 50% of the share capital), for a 26 month-period	81,998,653	43,087,149	101,934
Resolution 10	Delegation of competence to the Board of Directors to increase the Company’s share capital by issuance of ordinary shares or other securities, without preferential subscription rights, by way of an offering within the meaning of article L. 411-2 1° of the French Monetary and Financial Code, up to 587,279.54 euros (representing 20% of the share capital), for a 26 month-period	90,056,739	35,037,938	93,059
Resolution 11	Delegation of competence to the Board of Directors to increase the number of shares issued in case of a capital increase with or without preferential subscription rights in accordance with article L. 225-135-1 of the French Commercial Code, by up to 15%, for a 26 month-period	82,842,567	42,194,898	150,271
Resolution 12	Delegation of competence to the Board of Directors to increase the Company’s share capital by issuance of new shares of the Company to participants to an employee savings plan without preferential subscription rights, up to 29,363.98 euros (representing 1% of the share capital), for a 26 month-period	124,608,335	518,710	60,691
Resolution 13	Powers to carry out formalities	125,121,238	8,490	58,008